Exhibit 99.1

Senstar Technologies Corporation
119 John Cavanaugh Drive	T: +1-613-839-5572
Ottawa, ON
Canada K0A 1L0	www.senstartechnologies.com

Senstar Technologies Corporation
Reports Fourth Quarter and Full Year 2024 Financial Results

Full Year 2024 Revenue Up 9% to $36 Million;

Growth and Operational Efficiencies Drives $2.6 million in Net Income, a $3.9 Million
Improvement From $1.3 Million Loss in 2023

Ottawa, Ontario, April 23, 2025 /PRNewswire/ -- Senstar Technologies Corporation (NASDAQ: SNT), a leading international provider of comprehensive physical, video and access control security products and solutions, today announced its financial results for the three and 12 months ended December 31, 2024. Management will hold an investors' conference call today (at 5 p.m. Eastern Time) to discuss the results.

Full Year 2024 Highlights:

(Full year 2024 results compared to the full year 2023.)

•	Revenue of $35.8 million with gross margin of 64.1% versus $32.8 million with gross margin of 57.5%

•	Net income of $2.6 million versus a net loss of $1.3 million; EBITDA of $4.6 million compared with an EBITDA loss of $0.3 million

•	Cash balance of $20.5 million and no debt as of December 31, 2024, compared with $14.8 million as of December 31, 2023

Fourth Quarter 2024 Highlights:

(Results for the three months ended December 31, 2024 compared to the three months ended December 31, 2023.)

•	Revenue of $10.2 million with gross margin of 64.5% versus $8.9 million with gross margin of 56.6%

•	Net income of $1.6 million versus $0.4 million; EBITDA of $1.6 million versus $0.5 million

Mr. Fabien Haubert, CEO of Senstar Technologies, stated, “We are encouraged by our strong performance in 2024, marked by solid revenue growth and significant improvement in profitability, which validates the effectiveness of our focused strategy to drive growth within key verticals. Our growth was driven primarily by our four key verticals, along with strong performance in the transportation market. Notably, we expanded our market share, secured major new customers and improved sales efficiency through a strengthened sales team. We also enhanced profitability through operational streamlining, reduced COGS and price optimization. As we look ahead, we remain committed to capturing additional market share, deepening customer relationships and delivering sustainable growth.”

1 | Page

Full Year 2024 Financial Results Summary

Revenue was $35.8 million, an increase of 9% compared with $32.8 million in 2023. The increase in annual revenue was primarily due to increased demand for sophisticated security solutions in key vertical markets.

Gross profit was $22.9 million, or 64.1% of revenue, for 2024 compared with $18.8 million, or 57.5% of revenue, in 2023. The increase in gross margin was due to recent price adjustments, streamlining of cost saving initiatives and the stabilization of supply chains.

Operating expenses were $19.0 million, a decrease of 5.4% compared to the prior year’s operating expenses of $20.1 million. The decrease in operating expenses is primarily due to diligent cost management measures initiated in 2023.

Operating income for 2024 was $3.9 million compared to an operating loss of $1.3 million in the year-ago period.  The improvement is the result of the healthy combination of revenue growth, gross margin expansion and expense management.

Financial income of $0.7 million in 2024 compared to financial expense of $0.1 million in the year-ago period.

Net income in 2024 was $2.6 million, or $0.11 per share, versus a net loss of $1.3 million, or ($0.06) per share, in 2023.

EBITDA for 2024 was $4.6 million versus $0.3 million loss in 2023.

Cash and cash equivalents and short-term bank deposits of $20.6 million, or $0.88 per share, as of December 31, 2024, compared with $14.9 million, or $0.64 per share, at December 31, 2023.

Fourth Quarter 2024 Financial Results Summary

Revenue for the fourth quarter of 2024 was $10.2 million, an increase of 14.5% compared with $8.9 million in the fourth quarter of 2023. Fourth quarter gross profit was $6.6 million, or 64.5% of revenue, compared with $5.1 million, or 56.6% of revenue, in the year ago quarter.

Operating expenses were $5.1 million, an increase of 7% compared to the prior year's fourth quarter operating expenses of $4.8 million. The increase in operating expenses is primarily attributable to an increase in marketing and general and administrative expense, partially offset by a decrease in research and development expense compared to the 2023 period.

2 | Page

Operating income for the fourth quarter of 2024 was $1.5 million compared to $0.3 million in the year-ago period. The increase in operating income is primarily attributable to the improvement in top line and in gross margin.

Financial income was $0.5 million compared to $34,000 in the fourth quarter last year.

Net income in the fourth quarter of 2024 was $1.6 million or $0.07 per share versus $0.4 million, or $0.02 per share in the fourth quarter of last year.

EBITDA for the fourth quarter of 2024 was $1.6 million versus EBITDA of $0.5 million in the fourth quarter of 2023.

About our Non-GAAP Financial Information
The Company reports financial results in accordance with U.S. GAAP and also provides a non-GAAP measure, EBITDA. This non-GAAP measure is not in accordance with, nor is it a substitute for, GAAP measures. This non-GAAP measure is intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses EBITDA to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in the table below.

Earnings Conference Call Information:

The Company will host a conference call later today, April 23, 2025. The call will begin promptly at 5 p.m. Eastern Time. The Company requests that participants dial in 10 minutes before the conference call commences and use the conference ID number 13753155.

Participant Dial-in Numbers:
Toll Free: 1-877-407-9716
Toll/International: 1-201-493-6779

The conference call will also be available via a live webcast at

https://viavid.webcasts.com/starthere.jsp?ei=1715201&tp_key=bd17a13c2b

3 | Page

Replay Dial-in Numbers:
Toll Free: 1-844-512-2921
Toll/International: 1-412-317-6671
Replay Pin Number: 13753155

A replay of the call will be available on Wednesday, April 23, 2025, after 7:00 p.m. Eastern time through Wednesday, May 7, 2025, at 11:59 p.m. Eastern time, and available on the Senstar Technologies website at https://senstar.com/investors/investor-events/.

About Senstar Technologies Corporation

With innovative perimeter intrusion detection systems (including fence sensors, buried sensors, and above ground sensors), intelligent video-management, video analytics, and access control, Senstar offers a comprehensive suite of proven, integrated solutions that reduce complexity, improve performance, and unify support. For 40 years, Senstar has been safeguarding people, places, and property for organizations around the world, with a special focus on utilities, logistics, correction facilities and energy markets.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario), which we refer to collectively as forward-looking statements. These forward-looking statements are not limited to historical facts, but reflect Senstar’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “seek,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause actual activities or results to differ materially from the activities and results anticipated in forward-looking statements. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including those risks discussed under the heading “Risk Factors” in Senstar’s most recent Annual Report on Form 20-F filed with the SEC and in other filings with the SEC. These forward-looking statements are made only as of the date hereof, and, except as required by applicable law or regulation, Senstar undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

For more information:	IR Contact:
Senstar Technologies Corporation	Hayden IR
Alicia Kelly,	Kim Rogers,
Chief Financial Officer	Managing Director
Alicia.Kelly@senstar.com	Kim@HaydenIR.com
+1-541-904-5075

-- Tables follow –

4 | Page

SENSTAR TECHNOLOGIES CORPORATION
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended December 31,			Full Year Ended December 31,
	2024	2023	% change	2024	2023	% change
Revenue	10,235	8,937	15	35,753	32,792	9
Cost of revenue	3,636	3,877	(6)	12,836	13,944	(8)

Gross profit	6,599	5,060	30	22,917	18,848	22
Operating expenses:
Research and development, net	809	896	(10)	4,151	4,005	4
Selling and marketing	2,605	2,479	5	8,998	9,954	(10)
General and administrative	1,719	1,423	21	5,885	6,154	(4)
Total operating expenses	5,133	4,798	7	19,034	20,113	(5)

Operating income (loss)	1,466	262		3,883	(1,265)
Financial income (expenses), net	463	34		731	(64)

Income (loss) before income taxes	1,929	296		4,614	(1,329)

Taxes on income (tax benefits)	324	(137)		1,977	(40)

Net income (loss)	1,605	433		2,637	(1,289)

Basic and diluted net income (loss) per share	$0.07	$0.02		$0.11	$(0.06)

Weighted average number of shares used in computing basic and diluted net income (loss) per share	23,316,885	23,309,987		23,311,721	23,309,987

5 | Page

SENSTAR TECHNOLOGIES CORPORATION
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS METRICS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended December 31,		Full Year Ended December 31,
	2024	2023	2024	2023
	%	%	%	%

Gross margin	64.5	56.6	64.1	57.5
Research and development, net as a % of revenues	7.9	10.0	11.6	12.2
Selling and marketing as a % of revenues	25.5	27.7	25.2	30.4
General and administrative as a % of revenues	16.8	15.9	16.5	18.8
Operating margin	14.3	2.9	10.9	-
Net margin	15.7	4.8	7.4	-

6 | Page

SENSTAR TECHNOLOGIES CORPORATION
 RECONCILIATION OF EBITDA TO NET INCOME (LOSS)
(All numbers expressed in thousands of US$)

	Three Months Ended December 31,		Full Year Ended December 31,
	2024	2023	2024	2023

GAAP income (loss)	1,605	433	2,637	(1,289)
Less:
Financial income (expenses), net	463	34	731	(64)
Taxes on income (tax benefits)	324	(137)	1,977	(40)
Depreciation and amortization	(181)	(188)	(733)	(917)
EBITDA	1,647	450	4,616	(348)

7 | Page

SENSTAR TECHNOLOGIES CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	December 31,	December 31,
	2024	2023

CURRENT ASSETS:

Cash and cash equivalents	$20,466	$14,806
Short-term bank deposits	111	116
Restricted cash and deposits	5	6
Trade receivables, net	10,306	9,545
Unbilled accounts receivable	228	240
Other accounts receivable and prepaid expenses	2,161	2,448
Inventories	4,957	7,178

Total current assets	38,234	34,339

LONG TERM ASSETS:

Deferred tax assets	1,158	1,525
Operating lease right-of-use assets	528	842

Total long-term assets	1,686	2,367

PROPERTY AND EQUIPMENT, NET	1,328	1,589

INTANGIBLE ASSETS, NET	468	881

GOODWILL	10,360	11,090

TOTAL ASSETS	$52,076	$50,266

8 | Page

SENSTAR TECHNOLOGIES CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	December 31,	December 31,
	2024	2023

CURRENT LIABILITIES:

Trade payables	$2,689	$1,650
Deferred revenues and customer advances	3,044	3,065
Other accounts payable and accrued expenses	6,433	5,052
Short-term operating lease liabilities	254	297

Total current liabilities	12,420	10,064

LONG-TERM LIABILITIES:
Deferred revenues	1,171	1,415
Deferred tax liabilities	443	606
Accrued severance pay	-	296
Long-term operating lease liabilities	296	580
Other long-term liabilities	70	113

Total long-term liabilities	1,980	3,010

SHAREHOLDERS' EQUITY

Share Capital: Common shares - 39,748,000 shares authorized -
No par value, 23,326,653 shares issued and outstanding at December 31, 2024; NIS 1 par value, 23,309,987 shares issued and outstanding at December 31, 2023	-	6,799
Additional paid-in capital	37,377	30,521
Accumulated other comprehensive income (loss)	(980)	24
Foreign currency translation adjustments (stand-alone financial statements)	8,442	9,648
Accumulated deficit	(7,163)	(9,800)

TOTAL SHAREHOLDERS' EQUITY	37,676	37,192

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$52,076	$50,266

9 | Page